     As filed with the Securities and Exchange Commission on March 28, 1996

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                    FORM 11-K

                  /X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended September 30, 1995

                                       OR

             / / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from          to
                                              --------    --------

                           Commission File No: 0-14134

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        THE GOOD GUYS! DEFERRED PAY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               The Good Guys, Inc.
                              7000 Marina Boulevard
                         Brisbane, California 94005-1830

                              REQUIRED INFORMATION

                  The Good Guys! Deferred Pay Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended September 30, 1994 and 1995, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOOD GUYS! DEFERRED PAY PLAN

By:      The Good Guys! Deferred Pay Plan Administrative Committee

/s/ ROBERT A. GUNST                                      March 27, 1996
--------------------------------
(Robert A. Gunst)


/s/ THOMAS A. HANNAH                                     March 27, 1996
--------------------------------
(Thomas A. Hannah)

                                  APPENDIX 1

              THE GOOD GUYS!
              DEFERRED PAY PLAN


              FINANCIAL STATEMENTS AS OF AND
              FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994,
              SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
              SEPTEMBER 30, 1995 AND INDEPENDENT AUDITORS' REPORT

THE GOOD GUYS! DEFERRED PAY PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                        PAGE
INDEPENDENT AUDITORS' REPORT                                                                             1

FINANCIAL STATEMENTS:

   Statements of Assets Available for Benefits
     as of September 30, 1995 and 1994                                                                   2

   Statements of Changes in Assets Available for Benefits
     for the Years Ended September 30, 1995 and 1994                                                     2

   Notes to Financial Statements                                                                        3-7

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
  YEAR ENDED SEPTEMBER 30, 1995:

   Item 27a - Schedule of Assets Held for Investment Purposes                                            8

   Item 27d - Schedule of Reportable Transactions (series of transactions exceeding 5% of plan assets)   9

INDEPENDENT AUDITORS' REPORT


Administrative Committee
The Good Guys!
Deferred Pay Plan

We have audited the accompanying statements of net assets available for benefits of The Good Guys! Deferred Pay Plan (the "Plan") as of September 30, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of September 30, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions for the year ended September 30, 1995 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). The supplemental information by fund in the statement of net assets available for benefits as of September 30, 1995 and 1994 and the statement of changes in net assets available for benefits for the years ended September 30, 1995 and 1994 is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP


San Francisco, California

March 15, 1996

THE GOOD GUYS! DEFERRED PAY PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1995 AND 1994
--------------------------------------------------------------------------------

                                                        1995             1994
ASSETS:

Investments, at fair value:
  Investment Company of America                      $1,290,812       $  820,565
  New Perspective Fund                                1,756,367        1,160,275
  Bond Fund of America                                  391,793          266,594
  American Balanced Fund                                885,041          603,981
  Merrill Lynch Retirement Trust                      1,150,662        1,040,812
  The Good Guys! Stock Fund                             956,940          804,321
  Loans to participants                                 422,703          366,162
                                                     ----------       ----------

ASSETS AVAILABLE FOR BENEFITS                        $6,854,318       $5,062,710
                                                     ==========       ==========



--------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 1995 AND 1994
--------------------------------------------------------------------------------

                                                           1995          1994
ADDITIONS TO ASSETS:

Investment income:
  Interest and collective trust fund income             $   35,604    $   30,057
  Net appreciation in fair value of investments            627,829       192,584
                                                        ----------    ----------
         Total investment income                           663,433       222,641
Contributions from participants                          1,834,428     1,547,627
                                                        ----------    ----------
        Total additions                                  2,497,861     1,770,268

DEDUCTIONS FROM ASSETS -
  Payments to participants                                 706,253       652,779
                                                        ----------    ----------

NET INCREASE                                             1,791,608     1,117,489

ASSETS AVAILABLE FOR BENEFITS:
 At beginning of year                                    5,062,710     3,945,221
                                                        ----------    ----------

 At end of year                                         $6,854,318    $5,062,710
                                                        ==========    ==========

See notes to financial statements.

THE GOOD GUYS! DEFERRED PAY PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1995 AND 1994

1. SUMMARY DESCRIPTION OF PLAN

     The Good Guys! Deferred Pay Plan (the "Plan") is a defined contribution tax deferred savings plan available to employees of The Good Guys, Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees of the Company may voluntarily commence participation in the Plan on October 1st or April 1st of each year providing they have completed six months of continuous service. Participants may contribute up to 15% of their annual compensation to the Plan. However, the sum of the participants' contributions to the Plan and the Company's contribution to The Good Guys! Profit-Sharing Plan on the participants' behalf may not be in excess of the amount allowed for federal income tax purposes. Additional contributions may be made to the Plan by the Company at the option of the Plan's Administrative Committee.

     Until April 1, 1994, each participant's share of assets was segregated in an individual account and was invested in an asset allocation fund, income accumulation fund, S&P 500 stock fund, The Good Guys! stock fund, or a combination of these funds by Wells Fargo Bank, the Trustee of the Plan, in accordance with the investment choice elected by the participant. On April 1, 1994, the trustee and investment management functions were transferred to Merrill Lynch. Pursuant to the change in investment alternatives, the participants have a choice of six investments. The prospectuses for these investment options describe the funds as follows:

         Investment Company of America (Equity Growth & Income Fund) - Funds are invested in marketable securities, principally common stock, for long-term growth of capital and income.

         New Perspective Fund (Global Growth Fund) - Funds are invested in common stocks of both foreign and domestic companies for long-term growth of capital.

         Bond Fund of America (Fixed Income Fund) - Funds are invested in marketable fixed-income debt securities, government obligations, and money-market instruments for current income and the preservation of capital.

         American Balanced Fund (Equity Growth & Income Fund) - Funds are invested in a diversified array of equities, debt, and cash instruments for capital preservation, current income, and long-term growth of capital and income.

         Merrill Lynch Retirement Fund (Cash Equivalents; Collective Trust Fund)
         - Funds are invested in Guaranteed Investment Contracts, U.S. Government obligations and money market instruments for current income and preservation of capital (see Note 4).

         The Good Guys! Company Stock Fund - Funds are invested in The Good Guys! stock.

     VESTING - All contributions are fully vested at the time of contribution.

     DISTRIBUTION OF BENEFITS - Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service. The Plan provides that all administrative costs be paid by the Company.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination, all amounts credited to the participants' accounts will be distributed in accordance with Plan provisions.

     INCOME TAXES - The Plan obtained a determination letter on September 5, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has applied for a new determination letter based on the Plan agreement (see Note 1). The Plan administrator and the Plan's tax counsel believe that the Plan as newly designed and operated is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust is tax-exempt as of September 30, 1995.

     Plan administration was transferred from The Wyatt Company to Howard Johnson & Company effective April 1, 1994.

     Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements of the Plan are prepared on the accrual method of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at estimated fair value, which is determined by quoted market prices. The Plan's guaranteed investment contract is valued at contract value. Participant loans are carried at amortized cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

     BENEFITS are recorded when paid. As of September 30, 1995 and 1994, net assets available for benefits included benefits of $721,016 and $515,509 due to participants who have withdrawn from participation in the Plan.

3. PARTICIPANT LOANS

     Under the terms of the Plan and subject to certain limitations as defined in the Plan agreement, participants may borrow against the amount of their vested accounts. Such loans are payable over periods of up to five years and bear interest at a rate equal to that charged by institutional lenders for similar loans at the time the loan is made. As of September 30, 1995, there are 170 loans to participants, maturing from 1995 to 2000 with interest rates ranging between 9.0% and 13.5%.

4. FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

     As required by Financial Accounting Standard No. 105, Disclosure of Information about Financial Investments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk," the following information about the risk characteristics associated with the Merrill Lynch retirement trust fund (the "Fund") is presented.

     The fund invests in guaranteed investment contracts ("GIC") and bank investment contracts ("BIC") and other synthetic guaranteed investment contracts issued by selected North American life insurance companies and U.S. banks. The issuer of each investment contract undertakes to repay the principal amounts deposited pursuant to the contract plus accrued interest at fixed or variable rates as specified under its terms. The credit risk of the issuer of each investment contract is evaluated and monitored by the trustee.

     The Merrill Lynch retirement trust fund's policy is to require that the investment contract issuer has ratings no lower than: A rating of AAA from Standard & Poor's and Aa2 from Moody's at the time of purchase.

     The GIC issuer is subject to an analysis of asset qualtiy, liquidity, management quality, surplus adequacy and profitability. Further, the issuer's mortgage loan portfolio and bond holdings are scrutinized for exposure to high risk bonds and geographical concentrations.

     A credit review of all issuers of IDCs is performed periodically. The reviews are based upon the external rating services listed above. An investment contract may be identified as substandard or removed from the Fund depending on the degree of deterioration of the issuer's rating. The Trustee may elect to segregate a contract from the Fund, resulting in separate accounting for the investment contract. As a result, participants admitted to the Fund after the contract has been segregated from the Fund will not be affected.

     The Fund's policy is to review a variety of factors prior to selecting a BIC issuer for bidding on BICs. These factors include, but are not limited to, asset quality, liquidity, management quality, profitability and, as is the policy of the Trustee, the Trustee's exposure to the issuing bank. Furthermore, the Fund's investments in BICs are insured by the Federal Deposit Insurance Corporation within applicable limits. Such coverage was eliminated effective December 1993, or, for contracts purchased prior to December 1991, at maturity.

5. FUND INFORMATION

         The following information shows the changes in assets available for benefits by fund type:

CHANGES IN ASSETS AVAILABLE FOR BENEFITS BY FUND
YEAR ENDED SEPTEMBER 30, 1995
--------------------------------------------------------------------------------

                                              Investment       New        Bond      American
                                               Company     Perspective   Fund of    Balanced
                                              of America      Fund       America      Fund
                                              ----------      ----       -------      ----
ADDITIONS TO ASSETS:
 Investment income:
   Interest and collective trust fund income
   Net appreciation (depreciation) in fair
    value of investments                      $  221,873   $  260,159   $  47,166   $138,621
 Contributions from participants                 385,796      587,613     227,285    238,516
                                              ----------   ----------   ---------   --------

          Total additions                        607,669      847,772     274,451    377,137
                                              ----------   ----------   ---------   --------

DEDUCTIONS FROM ASSETS -
 Participants' withdrawals                       198,525      246,852      46,460     88,310
                                              ----------   ----------   ---------   --------

          Total deductions                       198,525      246,852      46,460     88,310
                                              ----------   ----------   ---------   --------

NET INCREASE BEFORE
 INTERFUND TRANSFERS                             409,144      600,920     227,991    288,827

INTERFUND TRANSFERS                               61,103       (4,828)   (102,792)    (7,767)
                                              ----------   ----------   ---------   --------

NET INCREASE                                     470,247      596,092     125,199    281,060

ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                                820,565    1,160,275     266,594    603,981
                                              ----------   ----------   ---------   --------

End of year                                   $1,290,812   $1,756,367   $ 391,793   $885,041
                                              ==========   ==========   =========   ========

                                               Merrill      The Good
                                                Lynch        Guys!
                                              Retirement     Stock     Participant
                                              Trust Fund     Fund         Loans       Total
                                              ----------     ----         -----       -----
ADDITIONS TO ASSETS:
 Investment income:
   Interest and collective trust fund income                            $  35,604   $   35,604
   Net appreciation (depreciation) in fair
    value of investments                      $   62,611   $(102,601)          --      627,829
 Contributions from participants                 283,476     329,777     (218,035)   1,834,428
                                              ----------   ---------    ---------   ----------

          Total additions                        346,087     227,176     (182,431)   2,497,861
                                              ----------   ---------    ---------   ----------

DEDUCTIONS FROM ASSETS -
 Participants' withdrawals                       298,189      77,689     (249,772)     706,253
                                              ----------   ---------    ---------   ----------

          Total deductions                       298,189      77,689     (249,772)     706,253
                                              ----------   ---------    ---------   ----------

NET INCREASE BEFORE
 INTERFUND TRANSFERS                              47,898     149,487       67,341    1,791,608

INTERFUND TRANSFERS                               61,952       3,132      (10,800)          --
                                              ----------   ---------    ---------   ----------

NET INCREASE                                     109,850     152,619       56,541    1,791,608

ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                              1,040,812     804,321      366,162    5,062,710
                                              ----------   ---------    ---------   ----------

End of year                                   $1,150,662   $ 956,940    $ 422,703   $6,854,318
                                              ==========   =========    =========   ==========

CHANGES IN ASSETS AVAILABLE FOR BENEFITS BY FUND
YEAR ENDED SEPTEMBER 30, 1994
--------------------------------------------------------------------------------

                                                                                                 Merrill
                                                  Investment      New        Bond     American    Lynch
                                                   Company    Perspective   Fund of   Balanced  Retirement
                                                  of America     Fund       America     Fund    Trust Fund
                                                  ----------     ----       -------     ----    ----------
ADDITIONS TO ASSETS:
 Investment income:
   Interest and collective trust fund income
   Net appreciation (depreciation) in fair
    value of investments                          $   28,687   $   37,500  $   (778)  $ 19,989  $   31,114
 Contributions from participants                     185,030      274,223    49,463    112,559     137,567
                                                  --------------------------------------------------------
          Total additions                            213,717      311,723    48,685    132,548     168,681
                                                  --------------------------------------------------------
DEDUCTIONS FROM ASSETS -
 Participants' withdrawals                            62,306       72,079    13,396     14,281     299,298
                                                  --------------------------------------------------------
          Total deductions                            62,306       72,079    13,396     14,281     299,298
                                                  --------------------------------------------------------
NET INCREASE (DECREASE) BEFORE
  INTERFUND TRANSFERS                                151,411      239,644    35,289    118,267    (130,617)

INTERFUND TRANSFERS                                  669,154      920,631   231,305    485,714   1,171,429
                                                  --------------------------------------------------------
NET INCREASE (DECREASE)                              820,565    1,160,275   266,594    603,981   1,040,812

ASSETS AVAILABLE
 FOR BENEFITS:
 Beginning of year                                        --           --        --         --          --
                                                  --------------------------------------------------------
 End of year                                      $  820,565   $1,160,275  $266,594   $603,981  $1,040,812
                                                  ========================================================
                                                                                           The Good
                                                     Asset         Income     S & P 500     Guys!
                                                   Allocation   Accumulation    Stock       Stock     Participant
                                                      Fund          Fund        Fund        Fund         Loans       Total
                                                      ----          ----        ----        ----         -----       -----
ADDITIONS TO ASSETS:
 Investment income:
   Interest and collective trust fund income                                                          $  30,057    $   30,057
   Net appreciation (depreciation) in fair
    value of investments                          $   (57,848)   $  11,172    $ (16,159)  $ 138,907          --       192,584
 Contributions from participants                      263,138      159,534      129,135     394,423    (157,445)    1,547,627
                                                  ---------------------------------------------------------------------------
          Total additions                             205,290      170,706      112,976     533,330    (127,388)    1,770,268
                                                  ---------------------------------------------------------------------------
DEDUCTIONS FROM ASSETS -
 Participants' withdrawals                            133,468       84,783       44,199     120,873    (191,904)      652,779
                                                  ---------------------------------------------------------------------------
          Total deductions                            133,468       84,783       44,199     120,873    (191,904)      652,779
                                                  ---------------------------------------------------------------------------
NET INCREASE (DECREASE) BEFORE
  INTERFUND TRANSFERS                                  71,822       85,923       68,777     412,457      64,516     1,117,489

INTERFUND TRANSFERS                                (1,439,914)    (896,531)    (844,220)   (297,568)         --            --
                                                  ---------------------------------------------------------------------------
NET INCREASE (DECREASE)                            (1,368,092)    (810,608)    (775,443)    114,889      64,516     1,117,489

ASSETS AVAILABLE
 FOR BENEFITS:
 Beginning of year                                  1,368,092      810,608      775,443     689,432     301,646     3,945,221
                                                  ---------------------------------------------------------------------------
 End of year                                      $        --    $      --    $      --   $ 804,321   $ 366,162    $5,062,710
                                                  ============================================================================


THE GOOD GUYS! DEFERRED PAY PLAN


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1995
--------------------------------------------------------------------------------


           INVESTMENTS                      UNITS/SHARE     COST     FAIR VALUE
INVESTMENT COMPANY OF AMERICA                   59,359   $1,118,375  $1,290,812

NEW PERSPECTIVE FUND                           103,283    1,560,106   1,756,367

BOND FUND OF AMERICA                            28,753      381,322     391,793

AMERICAN BALANCED FUND                          63,120      774,919     885,041

MERRILL LYNCH RETIREMENT TRUST               1,147,046    1,150,662   1,150,662

THE GOOD GUYS! STOCK FUND                       84,095    1,055,732     956,940

LOANS TO PARTICIPANTS (See Note 3)                          422,703     422,703
                                                         ----------  ----------

TOTAL INVESTMENTS                                        $6,463,819  $6,854,318
                                                         ==========  ==========

THE GOOD GUYS! DEFERRED PAY PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
(SERIES OF TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS)
YEAR ENDED SEPTEMBER 30, 1995
--------------------------------------------------------------------------------


                                      PURCHASES                  DISPOSITIONS
                                ---------------------  --------------------------------
                                 NUMBER OF              NUMBER OF                GAIN
FUND                            TRANSACTIONS   COST    TRANSACTIONS  PROCEEDS   (LOSS)
Investment Company of America        46       $500,804      22       $201,611  $ 14,278
New Perspective Fund                 47        678,903      24        258,953    13,939
Bond Fund of America                 47        261,050      22        154,281    (1,504)
American Balanced Fund               40        283,199      21        109,319     5,587
Merrill Lynch Retirement  Fund      281        457,499      22        399,451        --
The Good Guys! Stock Fund            35        271,049      19         57,172    (7,780)

                      [DELOITTE & TOUCHE LLP LETTERHEAD]


                        INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-39421 of The Good Guys!, Inc. on Form S-8 of our report dated March 15, 1996, appearing in this Annual Report on Form 11-K of The Good Guys! Deferred Pay Plan for the year ended September 30, 1995.


DELOITTE & TOUCHE LLP

San Francisco, California
March 15, 1996